Exhibit 99.3

2026 ANNUAL GENERAL MEETING OF SHAREHOLDERS PROQR THERAPEUTICS N.V.

Explanatory Notes to the Agenda

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 2 / 6 2026 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Explanatory notes to the agenda for the 2026 annual general meeting of shareholders of ProQR Therapeutics N.V. (the “General Meeting”; the "Company") taking place on Tuesday June 2, 2026, at 15:00 hours CEST, at the offices of Allen Overy Shearman Sterling LLP, Apollolaan 15, 1077 AB in Amsterdam, the Netherlands (the “AGM”).

Agenda item 2:

Report of the Board for the financial year 2025 (discussion item)

The board of directors of the Company (the "Board") must prepare a report that gives a true and fair view of the position on the balance sheet date of the Annual Accounts (as defined in the explanatory notes to agenda item 3 below), the developments during the financial year and the results of the Company and its group companies of which the financial information has been included in the Annual Accounts. The report of the Board for 2025 was included in the Annual Accounts and will be discussed at the AGM.

Agenda item 3:

Adoption of the annual accounts, including the appropriation of net result, for the financial year 2025 (voting item)

The Board must prepare annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, as well as consolidated accounts and explanatory notes thereto. The Board has drawn up such annual accounts for the financial year 2025 (the "Annual Accounts"), which Annual Accounts were signed by all members of the Board. The Annual Accounts also reflect the appropriation of the net result for the financial year 2025. A copy of the Annual Accounts is available at the website of the Company (www.proqr.com).

It is proposed to the General Meeting to adopt the Annual Accounts.

Agenda item 4:

Release from liability of each member of the Board with respect to the performance of their duties during the financial year 2025 (voting item)

It is proposed to the General Meeting to release the members of the Board from liability with respect to the performance of their duties during the financial year 2025 as appears from the Annual Accounts or otherwise disclosed prior to adoption of the Annual Accounts.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 3 / 6 2026 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Agenda item 5:

Board Composition

Per the AGM 2026, Dinko Valerio and Alison Lawton will retire from the Board. The Board continuously considers the right composition of the Board, including to secure continuity and refreshment as appropriate to maintain the governance fitting the Company and its journey to sustainable success. To ensure a proper and balanced composition of the Board going forward, the Board has deemed it in the best interest of the company to nominate one additional member to the Board at this stage, as set forth under agenda item 5a. The Board has considered that the nominee should have a skillset and expertise that complements the skills and experience of the current Board members.

Agenda item 5a:

Appointment of Dr. Lykke Hinsch Gylvin as non-executive member of the Board

It is proposed on the basis of the nomination by the Board, within the meaning of article 15.4 of the articles of association of the Company, to appoint Lykke Hinsch Gylvin, MD, EMBA, as a non-executive member of the Board, with effect from the date of this General Meeting for a term of 4 years until the close of the annual general meeting of shareholders in 2030.

Dr. Hinsch Gylvin (age: 52; Danish nationality) is a seasoned pharmaceutical executive with more than 20 years of global leadership experience spanning all phases of drug development. She currently serves as Chief Medical Officer and Head of Global Medicine at Boehringer Ingelheim, where she leads the global medical and clinical development organization across a broad range of therapeutic areas, including oncology, cardiometabolic diseases, immunology, CNS, and rare diseases.

Prior to joining Boehringer Ingelheim, Dr. Hinsch Gylvin held senior leadership roles at Novartis and AstraZeneca, where she led global medical and development strategies across multiple therapeutic areas. Earlier in her career, she held roles of increasing responsibility at Roche, Novo Nordisk and Lundbeck, gaining extensive experience in clinical development, regulatory strategy and global medical affairs.

Dr. Hinsch Gylvin holds an MD from the University of Copenhagen and an Executive MBA from SBS Swiss Business School.

Dr. Hinsch Gylvin holds no shares in the Company. The Board has determined that she is independent both under the Dutch Corporate Governance Code and under the relevant Nasdaq Rules. She does not hold any other non-executive board positions.

The Company believes that Dr. Hinsch Gylvin’s extensive experience in global clinical development, regulatory affairs and medical strategy, combined with her leadership of large-scale R&D organizations and broad therapeutic expertise, will be of significant value to the Company. Her experience across multiple disease areas, including rare diseases, and her track record in advancing innovative therapies will strengthen and complement the Board, and the Board therefore nominates her for appointment on the Board as non-executive director.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 4 / 6 2026 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Agenda item 6:

Appointment KPMG Accountants N.V. as the Company's external auditor for the financial year 2027 (voting item)

At the annual general meeting of shareholders held in 2025 (the “2025 AGM”), the general meeting of shareholders appointed KPMG Accountants N.V. as the external independent auditor for the audit of the annual accounts for the financial year 2026. In line with the advice from the audit committee of the Board, the Board proposes to appoint KPMG Accountants N.V. as the Company’s external independent auditor for the audit of the Company's annual accounts for the financial year 2027.

Agenda item 7:

Amendment of the Articles of Association regarding increase of authorized capital (voting item)

It is proposed to amend the Company’s articles of association (the “Articles of Association”) to increase the authorized share capital of the Company in accordance with the proposed amendment, to allow for the issuances of ordinary shares in the capital of the Company to raise sufficient capital for the Company to fund its activities. The proposed amendment envisages an increase of the authorized share capital of each of the ordinary and the preferred shares to 270,000,000. As the Company continues to expand and advance a pipeline of drugs in development, it is important that the Company maintains adequate authorized share capital available for business opportunities when they arise. With this increase, the Company can respond promptly to business opportunities, including equity financings, acquisitions, and partnerships at the best possible moment. The increase is considered necessary to ensure the Company’s continued, sufficient and efficient access to the capital market. The Board will only issue shares if and when in the best interest of the Company. The verbatim text of the proposed amendment to the Articles of Association (in Dutch with English translation) is part of the meeting documents. The proposed amendment to the Articles of Association also includes authorizing every member of the Board and each (deputy) civil law notary and notarial assistant at Allen Overy Shearman LLP, attorneys at law, civil law notaries and tax consultants, in Amsterdam, to have the deed of amendment to the Articles of Association executed.

Agenda item 8:

Authorization of the Board to issue ordinary shares (voting item)

Under Dutch law and our articles of association, we are required to seek the approval of our shareholders each time we wish to issue shares of our authorized ordinary share capital unless our shareholders have authorized our Board to issue shares. Such authorization may not continue for more than five years, but may be given on a rolling basis. This Dutch legal requirement to obtain shareholder approval deviates from the legal practice in the state laws applicable to most companies in the U.S., where it is customary that boards of directors may issue up to the authorized share capital as set forth in the issuer’s certificate of incorporation.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 5 / 6 2026 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

At the 2025 AGM, shareholders of the Company approved the authority of the Board to resolve, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the 2025 AGM: a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected in the explanatory notes to the 2025 AGM and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant.

In order to enable the Company to execute its long-term strategy, the Board is seeking, in line with U.S. practice, a renewed authorization from the shareholders to issue ordinary shares, or grant rights to subscribe for ordinary shares, for (i) general purposes, including but not limited to (public) offerings and/or for mergers, demergers, acquisitions and other strategic transactions and alliances (or a combination thereof) and (ii) issuances under the Company’s equity incentive plans for officers, employees and other individuals working on a permanent basis for the Company. The Board believes that it is a matter of good corporate housekeeping and in the best interest of the Company to renew the authorization to issue ordinary shares and to align the available shares for issuances under the Company’s equity incentive plan with the growth of the Company’s issued share capital from time to time. The Board believes that having the flexibility to issue ordinary shares without first obtaining specific shareholder approval is important to our continued growth. Specifically, the authorized shares will be available for issuance from time to time to enable us to respond to future business opportunities requiring the issuance of shares, including dividends in ordinary shares, the consummation of equity-linked financings involving ordinary shares or securities convertible into or exercisable for ordinary share including re-financings of future indebtedness involving the issuance of ordinary shares or ordinary share derivatives, acquisition or strategic joint venture transactions involving the issuance of ordinary shares or ordinary share derivatives, grants of ordinary shares and ordinary share derivatives to the Company’s current and future employees and consultants, or for other general purposes that the Company and Board may deem advisable from time to time. The authority to issue shares as currently proposed is similar to that generally afforded in the U.S. to the boards of directors of public companies organized under the laws of the U.S.

It is therefore proposed to delegate to the Board the authority to resolve to, in accordance with applicable laws and Nasdaq listing rules and for a period of 5 years from the date of the resolution of the AGM: (a) issue ordinary shares up to 100% of the Company's authorized share capital for general purposes as reflected above and issuances under Company’s equity incentive or stock option plans with the proviso that the issuances under equity incentive or stock option plans are limited to 15% of the Company's issued share capital from time-to-time (minus any treasury shares); (b) grant rights to subscribe for ordinary shares as described under (a); and (c) limit or exclude the pre-emptive rights of holders of ordinary shares, which delegation shall include the authority to determine the price and further terms and conditions of any such share issuance or grant. In case the AGM does not approve the proposed renewed authorization, the authorization granted by the shareholders in the 2025 AGM will remain in force.

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com

Page 6 / 6 2026 Annual General Meeting of Shareholders ProQR Therapeutics N.V. - Explanatory Notes to the Agenda

Agenda item 9: Authorization of the Board to acquire ordinary shares in the capital of the Company (voting item)

Under Article 10 of the articles of association of the Company and Dutch law, the Company may, subject to certain statutory Dutch law provisions, acquire for consideration and hold, hold as pledgee and/or hold through its subsidiaries, up to fifty percent (50%) of the Company's issued share capital. Any acquisition of shares in the Company's own capital for consideration is subject to the authorization of the General Meeting, which authorization shall be valid for no more than eighteen (18) months.

At the 2025 AGM, The General Meeting granted authorization to the Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on Nasdaq (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), which authorization was effective as of, and for a period of eighteen months from the date of the 2025 AGM.

It is now proposed to authorize the Board to perform acquisitions by the Company of (i) up to 10% of the issued share capital of the Company plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company, by any means, including through derivative products, purchases on any stock exchange, through any private purchase or block trade, or otherwise, for a price that is between 0.01 US Dollar and an amount which is not higher than 110% of the average market price of such ordinary shares on Nasdaq (with the market price deemed to be the average of the closing price on each of the five consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period of eighteen (18) months with effect from the AGM.

The words “issued share capital” means the Company’s issued share capital from time to time. For the avoidance of doubt, the issued share capital includes treasury shares.

In case the AGM does not approve the proposed authorization, the authorization granted by the General Meeting in the 2025 AGM will remain in force.

The Board

May 4, 2026

ProQR Therapeutics N.V. | Zernikedreef 9 | 2333 CK Leiden | The Netherlands | +31 88 166 7000 | www.proqr.com